QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

August 13, 2009

For immediate release

WORLD COLOR PRESS
ANNOUNCES SECOND QUARTER RESULTS

HIGHLIGHTS

  •
  On July 21, 2009 the Company exited court protection in the U.S. and Canada

  •
  The Company changed its name to World Color Press Inc. upon emergence from court protection

  •
  Second quarter 2009 revenues of $702.5 million compared to $975.5 million in the second quarter of last year

  •
  Adjusted EBITDA of $58.0 million compared to $92.7 million for the second quarter of 2008

        Montréal, Canada—World Color Press Inc. (previously Quebecor World Inc.) emerged from court protection in the U.S. and in Canada on July 21, 2009. World Color's successful restructuring allowed it to emerge as a stand-alone entity that is poised to resume and strengthen its role as a leading player in its industry.

        "The Company's exit from creditor protection was an important milestone and would not have been possible without the tireless efforts of our employees and the support of our customers. During this time we strengthened our financial structure and made important strides in reducing our cost structure and introducing new customer solutions across our platform," said Jacques Mallette, President and CEO, World Color. "We have also continued to develop new integrated print solutions to ensure our customers get the best return on their investment. Going forward, we will be able to fully concentrate on strengthening our business to benefit all our stakeholders".

        In the second quarter 2009, World Color generated consolidated revenues from continuing operations of $702.5 million compared to $975.5 million in the second quarter of 2008. Operating income in the second quarter of 2009 before impairment of assets, restructuring and other charges (Adjusted EBIT) was $5.5 million compared to $27.8 million in the second quarter of 2008. Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) was $58.0 million in the second quarter of 2009 compared to $92.7 million in the second quarter of 2008. The lower Adjusted EBITDA in the second quarter resulted primarily from lower volumes, mostly due to the North American recession and to a lesser extent negative price pressures.

        In the second quarter, the Company generated $28.1 million of free cash flow compared to negative free cash flow of $23.3 million in the second quarter of 2008, excluding the proceeds from business disposals. This was largely due to higher cash provided from operating activities.

        "During the quarter and year-to-date, we continued to further reduce our cost base and improve efficiencies. These efforts together with our solid customer base and stronger balance sheet will benefit us going forward," said Mr. Mallette.

        World Color recently put in place cost reduction initiatives that are expected to realize in excess of $100 million in annualized cost savings. These measures include a significant program impacting wages, benefits and working conditions for union and non-union employees across the North American platform. These initiatives began to be implemented on April 19, 2009. In the second quarter, selling, general and administrative expenses decreased by 17% compared to the same period last year.

        On June 22, 2009, the creditors approved a plan of compromise and reorganization (the "Plan") under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec

Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009. The implementation of the Plan also involved entering into a new exit financing credit facility of $800 million. At closing, the Company drew approximately $540 million on the new credit facilities from which it repaid in full its DIP credit facility. The Company expects its newly issued Common Shares, as well as Series I Warrants and Series II Warrants to be listed and begin trading on the Toronto Stock Exchange (TSX: WC) by the end of August. On July 21, 2009, the Company has changed its legal name to World Color Press Inc. and it will be launching a rebranding effort in September.

Second quarter net loss

        For the second quarter ended June 30, 2009, World Color reported a net loss of $59.5 million, compared to a net loss from continuing operations of $77.7 million for the same period in 2008. These results incorporated impairment of assets, restructuring and other charges (IAROC), net of income taxes, of $2.5 million compared with $7.5 million for the same period in 2008, as well as reorganization items of $33.7 million which, net of income taxes, compared to $24.2 million in the second quarter of 2008.

Year to Date

        For the first half of 2009, World Color reported a net loss from continuing operations of $185.4 million, compared to a net loss from continuing operations of $226.3 million for the same period in 2008. The results for the first half of 2009 incorporate IAROC, net of income taxes, of $12.9 million compared to $42.7 million in 2008, as well as reorganization items of $49.1 million which, net of income taxes, compared to $38.3 million in the first half of 2008. Consolidated operating revenues for the first half of 2009 were $1.46 billion compared to $1.99 billion in the same period of 2008. The lower operating revenues are due to decreased volume and price pressures.

Fresh Start Reporting

        The Company will be required, under Canadian GAAP, to adopt "fresh start" financial reporting. Under fresh start financial reporting, the Company will undertake a comprehensive re-evaluation of its assets and liabilities as of July 31, 2009, the effective fresh start date, based on the enterprise value of $1.5 billion as established and confirmed in the Plan. The Company has prepared a Pro Forma Fresh Start Consolidated Balance Sheet as of June 30, 2009, which is included in the MD&A. The "fresh start" process will result in our becoming a new entity for financial reporting purposes and will mean that the financial statements of the new entity will not be comparable to any of our previously issued financial statements.

Use of Non-GAAP Measures

        In the discussion of our 2009 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA, Adjusted EBIT, and free cash flow. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 4, "Reconciliation of non-GAAP Measures" of our second quarter 2009 management's discussion and analysis filed with the Canadian securities regulatory authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our second quarter 2009 management's discussion and analysis is also available on the Company's website at www.quebecorworld.com.

Cautionary Note

        In connection with its insolvency proceedings, the Company was required to prepare projected financial information to demonstrate to the U.S. Bankruptcy Court the feasibility of its Plan of Reorganization and its ability to continue operations upon emergence from bankruptcy protection. The Company filed projected financial information with the U.S. Bankruptcy Court as part of its Third Amended Disclosure Statement. The Company's financial and operating results for periods prior to August 1, 2009, being the effective date of the adoption by the Company of fresh-start accounting after the implementation of its Plan of Reorganization, are not necessarily indicative of its financial performance for any future period, and there is no guarantee that the Company will achieve its projected financial performance for the remainder of 2009 or other future periods set forth in the Third Amended Disclosure Statement. The Company is in no way updating or reaffirming any projections.

        There are numerous factors that can affect the performance of the Company's business, including the risks and uncertainties described in the Company's most recent Annual Report on Form 20-F and quarterly financial statements and corresponding management's discussion and analysis furnished to the SEC on Form 6-K, including under the captions "Forward Looking Statements" and "Risk Factors." As they relate to projected financial information filed with the U.S. Bankruptcy Court, see Appendix D to the Company's Third Amended Disclosure Statement, "Financial Projections; Notes to Financial Projections", for cautionary language regarding the projections.

Forward-looking statements

        To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, prospects of the Company's industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

        Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

        Important factors and assumptions as well as the Company's ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company's filings with the U. S. Securities and Exchange Commission ("SEC") and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company's filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

        Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company's expectations as of August 13, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About the Company

        The Company is a world leader in providing high-value, complete marketing and advertising printing solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. The Company has approximately 20,000 employees working in approximately 90 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico, and Peru.

Web address: www.quebecorworld.com

For further information contact:

Tony Ross
Vice President, Communications
514-877-5317
800-567-7070
Roland Ribotti
Vice President, Corporate Finance and Treasurer
514-877-5143
800-567-7070

 World Color Press Inc.

Financial Highlights

(In millions of US dollars, except per share data)
(Unaudited)

	Three-month periods ended June 30		Six-month periods ended June 30
	2009	2008	2009	2008
Consolidated Results from Continuing Operations
Operating revenues	$702.5	$975.5	$1,454.6	$1,990.0
Adjusted EBITDA	58.0	92.7	93.6	166.9
Adjusted EBIT	5.5	27.8	(9.4)	37.0
IAROC	3.7	11.0	18.9	47.6
Operating income (loss)	1.8	16.8	(28.3)	(10.6)
Loss from continuing operations	(59.5)	(77.7)	(185.4)	(226.3)
Net loss	(59.5)	(751.1)	(185.4)	(941.1)
Adjusted EBITDA margin*	8.3%	9.5%	6.4%	8.4%
Adjusted EBIT margin*	0.8%	2.8%	(0.6)%	1.9%
Operating margin*	0.3%	1.7%	(1.9)%	(0.5)%

Segmented Information from Continuing Operations
Operating revenues
North America	$645.5	$898.7	$1,343.3	$1,844.7
Latin America	55.6	76.8	111.3	145.3
Adjusted EBIT
North America	$5.4	$22.9	$(8.9)	$37.7
Latin America	2.1	3.0	5.0	4.7
Adjusted EBIT margin*
North America	0.8%	2.6%	(0.7)%	2.0%
Latin America	3.8%	3.9%	4.5%	3.2%

Selected Cash Flow Information
Cash provided by (used in) operating activities	$46.8	$(5.9)	$141.7	$79.7
Free cash flow**	28.1	20.7	103.1	84.6

Per Share Data
Loss from continuing operations
Diluted	$(0.31)	$(0.44)	$(0.94)	$(1.41)

	June 30 2009	December 31 2008
Financial Position
Working capital	$479.2	$(2,767.3)
Total assets	2,641.5	2,820.4
Shareholders' deficit	(1,759.8)	(1,554.7)

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC.

*
Margins calculated on operating revenues.

**
Cash provided by operating activities, less capital expenditures, net of proceeds from disposals of assets and business disposals.

QuickLinks

  Exhibit 99.1
WORLD COLOR PRESS ANNOUNCES SECOND QUARTER RESULTS
World Color Press Inc. Financial Highlights (In millions of US dollars, except per share data) (Unaudited)